SECURITIES AND EXCHANGE COMMISSION
04004591

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 42836

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH., D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 2ND FLOOR
(No. And Street)

GREENWICH,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Randall E. Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN J. WALDRON
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 7/31/2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

BCP SECURITIES, LLC & SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiary as of December 31, 2003. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BCP Securities, LLC & Subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 24, 2004

BCP SECURITIES, LLC & SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents		$ 3,119,337
Due from Broker		279,575
Clearing Deposits		192,088
Securities Owned at Market Value		1,812,121
Furniture, Equipment and Leasehold Improvements	$ 119,514	
Less: Accumulated Depreciation and Amortization	(63,436)	
		56,078
Security Deposit and Other Assets		133,022
TOTAL ASSETS		$ 5,592,221

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued Expenses and Other Liabilities	796,049
Securities sold not yet purchased, at market value	1,586,048
Total Liabilities	2,382,097
Members' Capital	3,210,124
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 5,592,221

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiary, (The "Company"), a Connecticut limited liability company was formed on December 1, 1999, is a registered broker-dealer, primarily acting as brokers in executing customer orders for the purchase and sale of marketable securities on behalf of their customers on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2003, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from this clearing broker.

During the year the Company added a subsidiary, Baer, Crosby and Pike, Agencia De Valores, S.A., in Spain.

The consolidated financial statements include the account of the Company and its wholly owned subsidiary. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold, but not yet purchased are valued at market, and the resulting unrealized gains and losses are included in investment income. The value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would be expected to impact market prices, value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments traded in a different market or management's estimates of amounts to be realized on settlement.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 3. OTHER ASSETS

Other assets include $78,000 of receivables from members. As of the date of this report most of the receivable has been collected.

NOTE 4. INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss.

NOTE 5. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2003 in the amount of $288,675.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2003, the Company had net capital of $1,977,236 and excess net capital of $1,877,236.

NOTE 7. COMMITMENTS

The Company has entered into a lease on its office that commenced on October 1, 2000 and expires on October 1, 2005. The minimum future annual rentals are as follows:

Year ending December	Amount
2004	105,600
2005	79,200
	$ 184,800

NOTE 8. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.